

September 11, 2012

Via Email
Mr. Ricardo Prats
Chief Executive Officer
Ocean Electric Inc.
112 North Curry Street
Carson City, Nevada 89703

     Re: **Ocean Electric Inc.**
              Form 10-K for the year ended December 31, 2011
              Filed April 5, 2012
              File No. 000-52775

Dear Mr. Prats:

We have reviewed your response letter dated August 23, 2012 and your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

General

1. Given that you have restated your financial statements, please file an Item 4.02 8-K. Your Form 8-K should include all information required by Item 4.02(a) of Form 8-K, including the date you determined that your financials should no longer be relied upon, the financials that are included in the restatement, the facts regarding the restatement, and a statement as to whether your audit committee or board of directors discussed the restatement with your independent auditors.

<u>Financial Statements, page 14</u>
<u>Notes to Financial Statements, page F-6</u>
<u>3. Intangible Assets, page F-8</u>

2. We note your response to our prior comment two and do not believe you fully addressed our concerns. As originally requested, please explain <u>in detail</u> how the company evaluated each of its intangible assets for impairment at December 31, 2011. As part of your response, please provide us with your impairment analysis, including the methods and significant assumptions that were used to estimate the future cash flows associated with these intangible assets. Please note that absent verifiable evidence that future cash flows will be generated as a result of these intangible assets, we would expect an impairment charge to be recognized in your financial statements for the carrying value of such intangibles.

<u>Quarterly Report on Form 10-Q for the quarter ended June 30, 2012</u>

<u>Financial Statements, page 3</u>
<u>Balance Sheets, page F-1</u>

3. Consistent with your response to our prior comment one and the restatement of your December 31, 2011 and March 31, 2012 financial statements, please revise to reflect the transfer of the wind energy technology at the historical cost basis in your June 30, 2012 financial statements. The restatement of your June 30, 2012 financial statements should be included in your Item 4.02 8-K along with the restatement of your December 31, 2011 and March 31, 2012 financials.

<u>Item 4. Controls and Procedures, page 6</u>

4. We note that both disclosure controls and internal controls over financial reporting at June 30, 2012 were determined to be effective. Given that both disclosure controls and procedures and internal controls over financial reporting at December 31, 2011 and March 31, 2012 were ineffective due to material weaknesses, please tell us, and revise to disclose, the nature of the changes that were implemented to remediate these material weaknesses, resulting in effective controls at June 30, 2012. Refer to Regulation S-K, Item 308(c).

5. In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief